19010963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.K.R. & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 South Coast Highway Suite 202
(No. and Street)

Laguna Beach	CA	92651
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kemp Richardson 949-497-4825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

AUG 23 2019

Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.K.R. & Company, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pre.

Title

Notary Public

U. TED GIESEN
COMM. # 2269256
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE)

On AUGUST 20, 2019 before me, U. Ted Giesen, Notary Public
(insert name and title of the officer)

personally appeared J. KEMP RICHARDSON,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

U. TED GIESEN
COMM. # 2269256
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2022

Signature U. Ted Giesen (Seal)

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 20th day of AUGUST, 20 19 by J. KEMP RICHARDSON,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Seal)

U. TED GIESEN
COMM. # 2269256
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2022
RRS2

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
    - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

JKR & COMPANY INC.
Statement of Financial Condition
June 30, 2019

ASSETS

Cash and cash equivalents	$	148,022
Marketable securities, at fair market value		1,007,990
Deposits with clearing firm		39,000
Prepaid income tax		-
Other assets		100
TOTAL ASSETS	$	1,195,112

LIABILITITES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$	13,061
Commissions payable		88,099
Payroll taxes payable		386
Profit sharing payable		-
Income taxes payable		20,082
Deferred income taxes		98,839
TOTAL LIABILITIES	$	220,467
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	$	15,000
Additional paid-in capital		314,003
Retained earnings		645,642
TOTAL STOCKHOLDER'S EQUITY		974,645
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,195,112

See notes to the financial statements.

JKR & COMPANY INC.
Statement of Income
Year Ended June 30, 2019

Revenues		
Commissions	$	1,513,664
Net realized investment income		25,331
Net unrealized investment income		109,550
Management fees		220,922
Dividends		15,263
Interest		21,375
Other		153,183
Total revenue		2,059,288
Expenses		
Commissions and floor brokerage		1,463,414
Compensation and benefits		104,303
Occupancy		30,148
Travel and entertainment		29,342
Depreciation		-
Outside services		163,845
Communications		4,834
Supplies		4,151
Other		10,286
Total expenses	$	1,810,323
Income before income tax expense		248,965
Less income tax expense		75,784
NET INCOME	$	173,181

See notes to the financial statements.

JKR & COMPANY INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2019

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Number	Amount			
Balance at 6/30/2018	2,000	$ 15,000	$ 314,003	$ 472,461	$ 801,464
Net Income	-	-	-	173,181	173,181
Balance at 6/30/2019	2,000	$ 15,000	$ 314,003	$ 645,642	$ 974,645

See notes to the financial statements.

JKR & COMPANY INC.
Statement of Cash Flows
Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	173,181
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Depreciation expense		-
Deferred income taxes		33,539
Net realized investment income		(25,331)
Net unrealized investment income		(109,550)
(Increase) decrease in current assets:		
Marketable securities, at fair market value		(49,986)
Deposits with clearing firm		(6,704)
Prepaid income tax		-
Other assets		-
Increase (decrease) in current liabilities:		
Accrued liabilities		(1,306)
Commissions payable		7,734
Payroll taxes payable		(9)
Profit sharing payable		(10,500)
Income taxes payable		13,569
Deferred income taxes		-
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		24,637
CASH FLOW FROM INVESTING ACTIVITIES		
Due from stockholder		-
Securities owned		-
Cash paid for purchase of equipment		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from sale of securities		112,384
Payments for purchase of securities		(146,092)
Dividends and interest reinvestment		(36,638)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITES		(70,346)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS		(45,709)
CASH AND CASH EQUIVALENTS, Beginning of Period		193,731
CASH AND CASH EQUIVALENTS, End of Period	$	148,022
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-
Taxes paid	$	28,135

See notes to the financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through Pershing LLC on a fully disclosed basis. The clearing deposit at June 30, 2019 was $39,000.

Nature of services. The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Changes in Accounting Policy: The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of July 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at July 1, 2018. This was immaterial. Therefore, any prior reporting information has not

been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

In securities underwriting, the sale of securities from the issuer is the only performance obligation in an underwriting agreement and is generally satisfied on the trade date, so the fees (i.e. the applicable spread) will be recognized as revenue at that time. The trade date is the date the underwriter purchases the securities from the issuer (firm commitment) or the date the underwriter sells the securities to third party investors (best efforts).

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company [Firm] should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2019 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2019.

Common Stock. The holders of Common Stock have one vote per share on all matters (including election of directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. No dividends will be paid on the Common Stock.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.
-

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities: Valued at quoted market prices.
- Money market funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2019:

	Level 1	*Level 2*	*Level 3*	*Total*
Money market funds	$ 89,309	$ -	$ -	$ 89,309
Marketable securities	899,336	-	-	899,336
Mutual funds	19,670	-	-	19,670
U.S. Treasury securities	39,000	-	-	39,000
	$1,047,315	$ -	$ -	$1,047,315

The cost basis of the marketable securities at June 30, 2019 was $596,757.

3. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2015. The effective income tax rate varies from the statutory federal income tax rate of 21% for the following reasons:

Computed "expected" federal income tax expense	$ 28,921
State income tax, net of federal benefit	10,461
Recognition of deferred taxes	36,402
Income tax expense	$ 75,784

At June 30, 2019 the Company had net deferred tax liabilities of $98,839 comprised of unrealized gain on securities.

4. RELATED PARTY TRANSACTIONS / RENT

The Company rents office space from its CEO. The rental agreement is on a month to month basis for $2,000 per month. For the year ended June 30, 2019, the Company paid rent expense of $24,000 under this agreement.

The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is on a month to month basis.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the plan are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company expensed contributions of $18,000 for fiscal 2019.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2019 was 0.27 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2019, the Company had net capital of $828,001 which was $728,001 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2019, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

9. SALE OF COMPANY

On July 24, 2019, FINRA approved an ownership change of JKR & Company. The Company issued new common stock to the new owner and subsequently redeemed all the stock of the previous owner. The old owner took out approximately $1,007,990 of the marketable securities of on August 13, 2019. As of August 19, 2019 JKR is in compliance with the net capital requirements.

10. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2019 through August 19, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

JKR & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Total Stockholder's equity	974,645
Less non-allowable assets:	
Other assets	(100)
Net capital before charges on security positions:	974,545
Undue concentration	-
Marketable securities	(146,546)
	(146,546)
Aggregate indebtedness from Statement of Financial Condition	(220,467)
Net Capital	827,999
Excess of net capital over minimum capital required	727,999
Ratio of aggregate indebtedness to net capital	0.27
Minimum net capital required	100,000

Note:

The differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA was caused by additional accruals at June 30, 2019.

JKR & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2019; and a reconciliation to that calculation is not included herein.

JKR & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

J.K.R & CO. INC.

Broker / Dealer • Investment Counselor

1540 S. COAST HWY., STE. 202
LAGUNA BEACH, CA 92651
Phone (949) 497-4825
(800) 205-8559

August 19, 2019

Assertions Regarding Exemption Provisions

I, as Director of Management of JKR & Company, Inc. ("The Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker of dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's Designated Examining Authority (DEA). One of the reports to be included in the annual filing is an Exemption Report prepared by an Independent Public Accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of The Company herby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting July 1, 2018 through June 30. 2019.

JKR & Company, Inc.

By: ______________________________
James Kemp Richardson, President

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.K.R. & Company Inc., stated that J.K.R. & Company Inc., met the identified exemption provision throughout the most recent fiscal year without exception. J.K.R. & Company Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 19, 2019

JKR & COMPANY INC.

**Financial Report
And
Report of Independent Registered
Public Accounting Firm**

June 30, 2019

JKR & COMPANY INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of J.K.R. & Company, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of J.K.R. & Company, Inc. as of June 30, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of J.K.R. & Company, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.K.R. & Company, Inc.'s management. My responsibility is to express an opinion on J.K.R. & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to J.K.R. & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as J.K.R. & Company, Inc.'s auditor since 2015.

Tarzana, California

August 19, 2019